Exhibit 4.4

Management’s

Discussion and Analysis

as at November 26, 2010

The Management’s Discussion and Analysis (MD&A) section provides a review of the significant developments and issues that influenced Tembec Inc.’s financial performance during the fiscal year ended September 25, 2010 as compared to the fiscal year ended September 26, 2009. The MD&A should be read in conjunction with the audited consolidated financial statements for the fiscal year ended September 25, 2010. All references to quarterly or Company information relate to Tembec Inc.’s fiscal quarters. EBITDA, net debt, total capitalization, free cash flow and certain other financial measures utilized in the MD&A are non-GAAP (Generally Accepted Accounting Principles) financial measures. As they have no standardized meaning prescribed by GAAP, they may not be comparable to similar measures presented by other companies.

The MD&A includes “forward-looking statements” within the meaning of securities laws. Such statements relate, without limitation, to the Company’s or management’s objectives, projections, estimates, expectations or predictions of the future and can be identified by words such as “may”, “will”, “could”, “anticipate”, “estimate”, “expect”, and “project”, the negative or variations thereof, and expressions of similar nature. Forward-looking statements are based on certain assumptions and analyses made by the Company in light of its experience, information available to it and its perception of future developments. Such statements are subject to a number of risks and uncertainties, including, but not limited to, changes in foreign exchange rates, product selling prices, raw material and operating costs and other factors identified in the Company’s periodic filings with securities regulatory authorities. Many of these risks are beyond the control of the Company and, therefore, may cause actual actions or results to materially differ from those expressed or implied herein. The forward-looking statements contained herein reflect the Company’s expectations as of the date hereof and are subject to change after such date. The Company disclaims any intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by applicable securities legislation. The information in this MD&A is as at November 26, 2010. Disclosure contained in this document is current to that date, unless otherwise stated.

Throughout the MD&A, “Tembec” or “Company” means Tembec Inc. and its consolidated subsidiaries. Tembec’s operations consist of four reportable business segments: Forest Products, Pulp, Paper, and Chemicals. On September 25, 2010, the Company had approximately 4,300 employees, as compared to 5,600 at the end of the prior fiscal year. The Company operated manufacturing facilities in Quebec, Ontario, British Columbia, the state of Ohio as well as in Southern France. Principal facilities are described in the subsequent sections of the MD&A.

In July 2007, the Company indefinitely idled its coated paper facility in St. Francisville, Louisiana. As this operation was the only coated paper facility owned by the Company, its financial results were classified as discontinued operations. On April 15, 2009, the Company sold the mill site and production equipment for total consideration of US $16 million. As a result, the Company generated a pre-tax gain of $16 million and an after-tax gain of $10 million. The Company continues to incur “legacy” costs related to pension and healthcare benefits. As the legacy obligations are denominated in US dollar, the relative value of the Canadian dollar versus the US dollar may give rise to periodic foreign currency gains or losses. These items continue to be included in discontinued operations.

TEMBEC Financial Report 2010

2010 vs. 2009

FINANCIAL SUMMARY

(in millions of dollars)

	2009	2010
Sales	1,786	1,877
Freight and sales deductions	224	234
Lumber export taxes/duties	4	10
Cost of sales	1,578	1,426
SG&A	88	75

EBITDA	(108)	132

Depreciation and amortization	73	56
Other items	(3)	12

Operating earnings (loss)	(178)	64

Interest, foreign exchange and other	22	52
Loss (gain) on translation of foreign debt	21	(27)

Pre-tax earnings (loss)	(221)	39

Income tax recovery	(1)	(15)
Non-controlling interests	(1)	2

Net earnings (loss) from continuing operations	(219)	52

Earnings from discontinued operations	5	—

Net earnings (loss)	(214)	52

Basic and diluted earnings (loss) per share from continuing operations	(2.19)	0.52
Basic and diluted earnings (loss) per share	(2.14)	0.52

Total assets (at year end)	1,366	1,104

Total long-term debt (at year end) (1)	402	288

Total long-term financial liabilities (at year end)	635	480

(1)	includes current portion

CONSOLIDATED SALES

(in millions of dollars)

CONSOLIDATED SALES BY SEGMENT

(in millions of dollars)

Management’s Discussion and Analysis

EBITDA BY SEGMENT

(in millions of dollars)

FINANCIAL PERFORMANCE

SALES

(in millions of dollars)

	2009	2010	Total variance	Price variance	Volume & mix variance
Forest Products	407	434	27	17	10
Pulp	1,010	1,152	142	85	57
Paper	452	348	(104)	(58)	(46)
Chemicals	98	93	(5)	(5)	—
Corporate	4	5	1	—	1

	1,971	2,032	61	39	22
Less: internal sales	(185)	(155)	30

Sales	1,786	1,877	91

Sales increased by $91 million as compared to the prior year. The increase was driven by higher pulp prices and shipments. Currency was unfavourable as the Canadian dollar averaged US $0.960, a 13% increase from US $0.850 in the prior year period. Forest Products segment sales increased by $27 million as a result of higher prices and shipments. Pulp segment sales increased by $142 million as a result of higher prices and shipments. Paper segment sales decreased by $104 million due to lower shipments and prices.

In terms of geographical distribution, the U.S. remained the Company’s principal market with 31% of consolidated sales in fiscal 2010, as compared to 37% in the prior year. Canadian sales represented 20% of sales, as compared to 18% in the prior year. Sales outside of the U.S. and Canada represented the remaining 49% in fiscal 2010, as compared to 45% a year ago.

TEMBEC Financial Report 2010

EBITDA

(in millions of dollars)

	2009	2010	Total variance	Price variance	Cost & volume variance
Forest Products	(67)	(10)	57	17	40
Pulp	(61)	157	218	85	133
Paper	27	(2)	(29)	(58)	29
Chemicals	10	10	—	(5)	5
Corporate	(17)	(23)	(6)	—	(6)

	(108)	132	240	39	201

EBITDA improved by $240 million over the prior year. The Forest Products segment EBITDA improved by $57 million because of lower costs and improved pricing. The Pulp segment EBITDA increased by $218 million due to lower manufacturing costs and higher prices. The Paper segment EBITDA decreased by $29 million due to lower selling prices, with lower costs providing a partial offset. The Chemicals segment EBITDA was unchanged, with higher profitability in the resin business offset by lower lignin profitability. Corporate general and administrative expenses increased by $6 million driven primarily by higher costs related to short-term and long-term compensation incentive programs. In fiscal 2009, incentive program costs were negligible.

OPERATING EARNINGS (LOSS)

(in millions of dollars)

	2009	2010	Total variance	EBITDA variance	Depreciation & amortization variance	Other items variance
Forest Products	(88)	(24)	64	57	8	(1)
Pulp	(101)	134	235	218	9	8
Paper	22	(12)	(34)	(29)	—	(5)
Chemicals	7	8	1	—	—	1
Corporate	(18)	(42)	(24)	(6)	—	(18)

	(178)	64	242	240	17	(15)

The Company generated operating earnings of $64 million compared to an operating loss of $178 million in fiscal 2009. The Forest Products segment generated an operating loss of $24 million in fiscal 2010, compared to an operating loss of $88 million in fiscal 2009. In addition to the previously noted improvement in EBITDA, the segment also benefited from lower depreciation expense. The Pulp segment generated operating earnings of $134 million during the most recently completed fiscal year, compared to an operating loss of $101 million a year ago. In addition to the previously noted $218 million improvement in EBITDA, depreciation expense decreased by $9 million, primarily as a result of the sale of two pulp mills that occurred in early May of fiscal 2010. As well, the “Other items” favourable variance of $8 million was caused by a $12 million gain relating to the sale of the two pulp mills. The Paper segment generated an operating loss of $12 million compared to operating earnings of $22 million in the prior year. Besides the previously noted decrease in EBITDA, the Paper segment absorbed a charge of $7 million relating to the permanent closure of the Pine Falls newsprint facility. The Chemicals segment operating earnings were relatively unchanged. The prior year results had included a $1 million charge relating to litigation. Corporate expenses increased by $6 million primarily as a result of short- term and long-term incentive program expenses. In the prior year, the Company’s relatively poor financial performance had led to very low awards being accrued under the incentive plans. The current year Corporate segment results absorbed a charge of $12 million relating to the write-down of notes receivable. As well, the Company incurred expenses of $7 million covering legal costs, site security, and remedial actions relating to the idle Marathon, Ontario NBSK pulp mill.

Management’s Discussion and Analysis

Segment Review — 2010 vs. 2009

FOREST PRODUCTS

(in millions of dollars)

	2009	2010
Total sales	407	434
Consolidated sales	304	346
Lumber duties / export taxes	4	10

EBITDA	(67)	(10)
EBITDA margin on total sales	(16.5)%	(2.3)%

Depreciation and amortization	24	16
Other items	(3)	(2)

Operating loss	(88)	(24)

Identifiable assets (excluding cash)	252	241

The Forest Products segment is divided into two main areas of activity: forest resource management and manufacturing operations.

The Forest Resource Management group is responsible for managing all of the Company’s Canadian forestry operations. This includes the harvesting of timber, either directly or by contractual agreements, and all silviculture and regeneration work required to ensure a sustainable supply for the manufacturing units. The group is also responsible for third party timber purchases, which are needed to supplement total requirements. The group’s main objective is the optimization of the flow of timber into various manufacturing units. As the Company’s forest activity in Canada is conducted primarily on Crown lands, the Forest Resource Management group works closely with provincial governments to ensure harvesting plans and operations comply with established regulations and that stumpage charged by the provinces is reasonable and reflects the fair value of the timber being harvested. During fiscal 2010, the Company’s operations harvested and delivered 3.2 million cubic metres of timber versus 3.6 million cubic metres in 2009. Additional supply of approximately 0.7 million cubic metres was secured mainly through purchases and exchanges with third parties, unchanged from the prior year.

The Forest Products segment includes operations located in Quebec, Ontario and British Columbia. The segment focuses on three main product areas: SPF lumber, specialty wood and engineered wood. The SPF lumber operations can produce approximately 1.6 billion board feet of lumber. The specialty wood operations can annually produce 30 million board feet of hardwood lumber and 20 million square feet of hardwood flooring. The Company’s engineered wood operations consist of two wholly-owned finger joint lumber operations, which were idle for all of fiscal 2009 and fiscal 2010.

TEMBEC Financial Report 2010

The following summarizes the annual operating levels of each facility by product group:

SPF LUMBER	mbf
Stud lumber - Taschereau / La Sarre, QC (1)	200,000
Stud lumber - Senneterre, QC	150,000
Stud lumber - Cochrane, ON	170,000
Stud lumber - Kapuskasing, ON	105,000

Random lumber - Béarn, QC	110,000
Random lumber - Chapleau, ON	135,000
Random lumber - Timmins, ON	100,000
Random lumber - Hearst, ON	160,000
Random lumber - Canal Flats, BC (2)	180,000
Random lumber - Elko, BC (2)	270,000

Finger joint lumber - Cranbrook, BC	25,000

1,605,000

SPECIALTY WOOD	mbf
Hardwood lumber - Huntsville, ON	30,000

thousand square ft.
Flooring - Huntsville, ON / Toronto, ON	20,000

ENGINEERED WOOD	mbf
Engineered finger joint lumber - La Sarre, QC	60,000
Engineered finger joint lumber - Kirkland Lake, ON	30,000

90,000

(1)	Sites are operated as a combined entity.
(2)	The Elko and Canal Flats sawmills rely on the Cranbrook planer mill to dry and dress 80,000 mbf of lumber.

Management’s Discussion and Analysis

The segment is dominated by SPF lumber, which represented 83% of building material sales in fiscal 2010, compared to 81% in the prior year. The volume of SPF lumber sold in fiscal 2010 increased by 63.1 million board feet or 9%. Shipments were equal to 49% of capacity, up from 43% in fiscal 2009. In response to very low lumber demand, the Company continued to reduce production by curtailing operations at several facilities for either indefinite or temporary periods. The average selling price of SPF lumber was $28 per mbf higher than in the prior year. Western Canadian lumber sales increased from 28% of total lumber sales in fiscal 2009 to 44% in the most recent fiscal year. This change in sales mix increased selling prices by $6 per mbf. US $ reference prices for random lumber were up by US $63 per mbf while stud lumber increased by US $65 per mbf. Currency partially offset the increase in selling prices as the Canadian dollar averaged US $0.960, a 13% increase from US $0.850 in fiscal 2009. The net result was a $22 per mbf price increase from a year ago.

Specialty wood represented 17% of building material sales in fiscal 2010, down from 19% in the prior year. The decline was due to higher SPF sales as absolute levels of specialty wood sales increased by $4 million due to higher volumes of hardwood flooring. Prices were relatively unchanged year over year.

There were no engineered wood sales in fiscal 2010. The two finger joint facilities were idle for all of fiscal 2009 and fiscal 2010.

The Forest Products segment produced and shipped approximately 1.1 million tonnes of wood chips in fiscal 2010, 91% of which were directed to the Company’s pulp and paper operations. In 2009, the segment also produced 1.1 million tonnes and shipped 90% of this volume to the pulp and paper mills. The internal transfer price of wood chips is based on current and expected market transaction prices.

Total sales for this segment reached $434 million, an increase of $27 million over the prior year. After eliminating internal sales, the Forest Products segment generated 18% of Company consolidated sales, up from 17% in the prior year. The segment’s main market is North America, which represented 98% of consolidated sales in fiscal 2010, compared to 99% in the prior year.

	2009	Sales ($millions) 2010	2009	Shipments (000 units) 2010	2009	Selling prices ($ / unit) 2010
SPF lumber (mbf)	214	255	723.7	786.8	296	324

Specialty wood
Pine and hardwood (mbf)	6	6	9.6	9.4	625	638
Hardwood flooring (000 square ft)	43	47	8.7	9.5	4,943	4,947

	49	53

Engineered wood
Engineered finger joint lumber (mbf)	1	—	5.9	—	169	—

Total building materials	264	308

Wood chips, logs and by-products	143	126

Total sales	407	434

Internal wood chips and other sales	(103)	(88)

Consolidated sales	304	346

TEMBEC Financial Report 2010

QUARTERLY PRICES - WESTERN SPF MILL NET

(US $ per mbf)

QUARTERLY PRICES - EASTERN SPF DELIVERED

(US $ per mbf)

MARKETS

The benchmark random length Western SPF (#2 and better) lumber net price averaged US $240 per mbf in 2010, an increase from US $177 per mbf in 2009. In the East, the random length Eastern SPF average lumber price (delivered Great Lakes) increased from US $264 per mbf to US $327 per mbf in 2010. The Company considers these to be relatively low levels, approximately US $50 to US $60 below normal trend line prices for random lumber. The reference price for stud lumber increased as well with the Eastern average lumber price (delivered Great Lakes) up from US $250 per mbf to US $315 per mbf, a level approximately US $50 to US $60 per mbf below trend line prices. The low prices were driven by a very weak U.S. housing market. Housing starts in the U.S. on a seasonally adjusted basis averaged 593,000 units in fiscal 2010, a small increase over the 579,000 units of fiscal 2009. These remain well below the 2 million unit mark experienced in the 2004-2006 period and the 1.1 million average of the past five-year period. While the Company recognized several years ago that U.S. housing starts could not maintain the 2 million unit per year run rate, and that a degree of market correction would likely occur at some point, the severity and extent of the correction had not been anticipated. The negative effects of the sub-prime mortgage difficulties, the latter having fuelled the strong demand in 2004-2006, have been much greater in terms of impact and duration than originally foreseen.

In addition to difficult market conditions, the Company’s financial performance continued to be impacted by tariffs on lumber shipped to the U.S. Effective October 12, 2006, the governments of Canada and the United States implemented an agreement for the settlement of the softwood lumber dispute. The Softwood Lumber Agreement (SLA) requires that an export tax be collected by the Government of Canada, which is based on the price and volume of lumber shipped. Beginning on that date, the Company’s Eastern Canadian sawmills, located in Quebec and Ontario, were subject to export quota limitations and 5% export tax on lumber shipped to the U.S. During fiscal 2009, the Eastern sawmills incurred $3 million in export taxes. On April 15, 2009, the effective tax on Eastern lumber shipments increased from 5% to 15% as a result of an arbitration decision relating to alleged over-shipments of lumber between January 2007 and June 2007. As an offset, the Eastern sawmills benefited from a refund of $2 million relating to overpayment of export taxes previously paid during the October 2007 to March 2008 period. During fiscal 2010, the Eastern Canadian sawmills’ export tax rate declined to 10% in the month of June and returned to 15% in the month of August. The SLA provides that during periods of relatively high prices, as was the case during the early summer months, the export tax rate declines. In fiscal 2010, the average rate on all shipments to the U.S. was 14.1% and the total cost was $4 million.

Management’s Discussion and Analysis

As to the Company’s two Western sawmills, which are both located in British Columbia, they are currently subject to a 15% export tax, but shipments are not quota limited. Under certain circumstances, the tax may be increased to 22.5%, which was not the case in either fiscal 2009 or fiscal 2010. During fiscal 2009, the Western sawmills incurred $4 million of lumber export taxes. The Western sawmills also benefited from a $1 million refund relating to overpayment of export taxes previously paid during the October 2007 to March 2008 period. During fiscal 2010, the Western Canadian sawmills’ export tax rate declined to 0% in the month of June and returned to 15% in the month of August. Similarly to what had occurred for the Eastern Canadian sawmills, higher prices led to the reduction in the export tax rate. In fiscal 2010, the average rate on shipments to the U.S. was 11.6% and the total cost was $6 million.

OPERATING RESULTS

The following summarizes EBITDA variances by major business:

	Variance –favourable (unfavourable)
(in millions of dollars)	Price	Export taxes	Mill costs	Inventory NRV adjustments	Other	TOTAL
SPF lumber	17	(6)	11	15	8	45
Specialty wood	—	—	—	—	5	5
Engineered wood	—	—	—	—	3	3
Other segment items	—	—	—	—	4	4

	17	(6)	11	15	20	57

Fiscal 2010 EBITDA was negative $10 million compared to negative EBITDA of $67 million in the prior year. SPF lumber EBITDA improved by $45 million. In addition to the previously noted increase in selling prices and higher export taxes on lumber shipped to the U.S., the sawmills benefited from significantly lower cost of sales. Sawmill manufacturing costs declined by $11 million as the Company continued to reduce expenses despite significant production curtailments. The improvement in cost of sales was also assisted by inventory valuation adjustments. During fiscal 2010, improving lumber prices generated a favourable adjustment of $11 million on the carrying values of log and lumber inventories. This is the opposite of what occurred in the prior year when declining lumber prices led to a $4 million unfavourable adjustment. Lower freight cost and selling, general and administrative (SGA) expenses further increased EBITDA by $7 million. Specialty wood EBITDA increased by $5 million largely as a result of improvements at the Toronto hardwood flooring operations. Engineered wood results improved by $3 million as custodial costs for the two idle finger joint plants were lower than in the prior year. The EBITDA margin to total sales was negative 2.3% compared to negative 16.5% in the prior year.

The following summarizes operating results variances by major element:

(in millions of dollars)	2009	2010	Variance favourable (unfavourable)
EBITDA	(67)	(10)	57
Depreciation and amortization	24	16	8
Other items	(3)	(2)	(1)

Operating loss	(88)	(24)	64

The Forest Products segment generated an operating loss of $24 million in fiscal 2010, compared to an operating loss of $88 million in fiscal 2009. Depreciation expense continued to trend downwards primarily as a result of relatively low fixed asset additions. In view of operating rates that are below 50%, capital expenditures have only averaged $7 million per year over the last three years. The prior year results included a $5 million gain relating to the sale of the Company’s 50% equity interest in Temrex Forest Products LP. This entity owned two sawmills in the Gaspé, Quebec region. This was partially offset by a $2 million charge for the permanent closure of the Mattawa, Ontario specialty sawmill. The current year financial results include a gain of $2 million related to the sale of several parcels of land.

TEMBEC Financial Report 2010

PULP

(in millions of dollars)

	2009	2010
Total sales	1,010	1,152
Consolidated sales	932	1,090

EBITDA	(61)	157
EBITDA margin on total sales	(6.0)%	13.6%

Depreciation and amortization	44	35
Other items	(4)	(12)

Operating earnings (loss)	(101)	134

Identifiable assets (excluding cash)	830	623

The Pulp segment currently consists of six market pulp manufacturing facilities operating at five sites. The facilities are divided into two main types. Four paper pulp mills produce softwood kraft and hardwood high-yield pulps. Two specialty pulp mills produce specialty cellulose, fluff and dissolving pulps. On May 7, 2010, the Company finalized the sale of two kraft pulp mills located in Tarascon and Saint-Gaudens, France. These facilities had annual capacity of 565,000 tonnes.

The four remaining paper pulp mills can produce approximately 1,075,000 tonnes per year. The two specialty pulp mills can produce approximately 310,000 tonnes per year.

The following summarizes the annual operating levels of each facility by product group:

PAPER PULPS	tonnes
Softwood kraft - Skookumchuck, BC	270,000

Hardwood high-yield - Temiscaming, QC	315,000
Hardwood high-yield - Matane, QC	250,000
Hardwood high-yield - Chetwynd, BC	240,000

805,000

SPECIALTY PULPS
Specialty cellulose - Temiscaming, QC	160,000
Specialty cellulose / fluff - Tartas, France	150,000

310,000

TOTAL	1,385,000

The segment is dominated by paper pulps, which represented 80% of total pulp shipments in fiscal 2010, compared to 82% in the prior year. The volume of paper pulps shipped in fiscal 2010 increased by 2%. Shipments were equal to 80% of capacity, up from 67% in the prior year. During fiscal 2010, paper pulp demand was considerably stronger and the Company incurred 67,200 tonnes of market-related downtime and 45,000 tonnes of maintenance downtime. The latter amount includes 17,400 tonnes of lost time due to a fire at the Chetwynd, BC high-yield pulp mill. In fiscal 2009, very weak demand led to record amounts of production curtailments and the Company incurred 368,100 tonnes of paper pulp market downtime and 31,600 tonnes of maintenance downtime. The inventory of paper pulps was equivalent to 23 days of supply at the end of fiscal 2010, which is a relatively low level. However, it was an increase from 11 days of supply at the end of fiscal 2009. The latter amount was unusually low and could not be sustained due to logistical and customer service needs. The average selling prices of the principal grades of paper pulps increased by between $75 per tonne to $97 per tonne versus the prior year. The higher prices were the result of significantly higher US $ reference prices for all grades of paper pulps, partially offset by a stronger Canadian dollar, which averaged 13% higher versus the US dollar.

Management’s Discussion and Analysis

Specialty pulp shipments represented 20% of total pulp shipments in fiscal 2010, compared to 18% in the prior year. The volume of specialty pulps shipped in fiscal 2010 increased by 21%. Shipments were equal to 89% of capacity versus 74% in the prior year. Strong demand for specialty pulps resulted in no market downtime in the current year and 8,300 tonnes of maintenance downtime. In fiscal 2009, the markets were not as strong and the Company curtailed production by 18,400 tonnes for market reasons as well as absorbing 11,500 tonnes of maintenance downtime. The stronger market conditions also impacted inventory levels, as they decreased from 38 days of supply at the end of the prior year to 25 days at the end of September 2010. The average selling price for the various grades of specialty pulp declined by $33 per tonne versus the prior year. While US dollar and euro prices per tonne increased, they were more than offset by currency as the Canadian dollar averaged 13% higher versus the US dollar and the euro.

Total 2010 shipments of 1,418,000 tonnes include 56,800 tonnes of high-yield pulp and 17,700 tonnes of softwood kraft pulp consumed by the Company’s paperboard operations as compared to 51,200 tonnes and 35,000 tonnes, respectively in the prior year. Overall, internal pulp consumption decreased by 11,700 tonnes, as the paperboard operations utilized more third party softwood kraft pulp.

Total sales for the Pulp segment reached $1,152 million, an increase of $142 million from the prior year. After eliminating internal sales, the Pulp segment generated 58% of Company consolidated sales, up from 52% in the prior year. The Pulp segment is more global than the other business segments within the Company. In 2010, 81% of consolidated pulp sales were generated outside of Canada and the U.S., as compared to 79% in the prior year.

	2009	Sales ($ millions) 2010	2009	Shipments (000 units) 2010	2009	Selling prices ($ / unit) 2010
Paper pulps
Softwood kraft	278	293	414.4	381.4	671	768
Hardwood kraft	142	91	236.2	134.6	601	676
Hardwood high-yield	259	395	461.3	615.6	561	642

	679	779	1,111.9	1,131.6
Specialty pulps	296	349	236.5	286.4	1,252	1,219

Total pulp sales	975	1,128	1,348.4	1,418.0

Other sales	35	24

Total sales	1,010	1,152

Internal sales	(78)	(62)	(86.2)	(74.5)

Consolidated sales	932	1,090	1,262.2	1,343.5

TEMBEC Financial Report 2010

MARKETS

The Company markets its pulp on a world-wide basis, primarily through its own sales force. The Pulp segment maintains sales or representative offices in Toronto, Canada; Paris and Dax, France; and Beijing, China.

As noted previously, average paper pulp selling prices increased in fiscal 2010. The benchmark NBSK pulp price (delivered U.S.) began the year at US $770 per tonne and experienced a continuous series of price increases, which peaked in June/July 2010 at US $1,020 per tonne. Pricing benefited from the earthquake in Chile, which disrupted approximately 7% of global supply at its peak effect. The benchmark price eased back down to US $990 in the month of September 2010. The benchmark average price was US $923 per tonne for fiscal 2010, up considerably from US $709 per tonne in the prior year. As noted previously, the net $ price effect was partially offset by the stronger Canadian dollar. Specialty pulp markets were also strong in fiscal 2010. But the higher US dollar and euro selling prices were offset by the stronger Canadian dollar.

QUARTERLY PRICES

(US $ per tonne)

OPERATING RESULTS

The following summarizes EBITDA variances by major business:

	Variance - favourable (unfavourable)
(in millions of dollars)	Price	Mix & volume	Mill costs	Inventory NRV adjustments	Foreign exchange impact on costs	Other	TOTAL
Paper pulps	96	7	42	12	15	(7)	165
Specialty pulps	(11)	5	27	4	18	(1)	42
Other segment costs	—	—	—	—	—	11	11

	85	12	69	16	33	3	218

Management’s Discussion and Analysis

Fiscal 2010 EBITDA was $157 million compared to negative $61 million in the prior year. The previously noted increase in paper pulp selling prices increased EBITDA by $96 million while specialty pulp was down $11 million. Mix and volume variances increased EBITDA by $12 million due to increased shipments of both paper and specialty pulps. Mill level costs decreased by $42 million in paper pulps and $27 million in specialty pulps. Lower fibre, chemical and energy costs generated a substantial portion of the savings. Higher operating rates also led to lower fixed costs per tonne. The segment also benefited from an $8 million favourable adjustment to the carrying values of fibre and finished goods inventories. This was effectively the reversal of the prior year’s unfavourable net realizable value (NRV) adjustment that was caused by declining prices and higher manufacturing costs. The translation of the euro costs of the two French paper pulp mills and the specialty pulp mill decreased Canadian $ equivalent costs by $33 million as the relative value of the euro averaged lower versus the Canadian dollar. Other Pulp segment costs decreased by $11 million.

The five North American pulp mills purchased approximately 1.5 million bone dry tonnes of wood chips in fiscal 2010, up from 1.3 million in the prior year. Of this amount, approximately 45% was supplied by the Forest Products segment, compared to 44% in the prior year. The remaining requirements were purchased from third parties under contracts and agreements of various durations. The pulp mills located in Southern France purchased 0.9 million bone dry tonnes of wood in fiscal 2010 as compared to 1.2 million tonnes in the prior year. The fibre is mainly sourced from many private landowners.

Overall, higher prices and lower manufacturing costs generated EBITDA margins of 13.6% compared to negative 6.0% in the prior year.

The following summarizes operating results variances by major element:

(in millions of dollars)	2009	2010	Variance favourable (unfavourable)
EBITDA	(61)	157	218
Depreciation and amortization	44	35	9

Other items	(4)	(12)	8

Operating earnings (loss)	(101)	134	235

The Pulp segment generated operating earnings of $134 million during the most recently completed fiscal year, compared to an operating loss of $101 million in the prior year. In addition to the previously noted increase in EBITDA, the segment depreciation expense declined by $9 million. The sale of two pulp mills located in Southern France in May 2010 accounted for a significant portion of the decline in depreciation expense. In fiscal 2009, the Marathon Pulp Inc. joint venture filed for court protection and ceased operations. The Company recorded a gain of $4 million as it ceased to proportionately consolidate the venture’s financial results. In fiscal 2010, the previously noted sale of two pulp mills generated a gain of $12 million.

TEMBEC Financial Report 2010

PAPER

(in millions of dollars)

	2009	2010
Consolidated sales	452	348

EBITDA	27	(2)
EBITDA margin	6.0%	(0.6)%

Depreciation and amortization	3	3
Other items	2	7

Operating earnings (loss)	22	(12)

Identifiable assets (excluding cash)	127	123

The Paper segment currently includes two paper manufacturing facilities with a total of four paper machines. The mill located in Kapuskasing, Ontario produces newsprint. The facility located in Temiscaming, Quebec produces multi-ply bleached coated paperboard. The paperboard mill is partially integrated with a high-yield pulp mill and also consumes pulp manufactured by the Company at the British Columbia paper pulp mill. In late fiscal 2010, the Company announced the permanent closure of the Pine Falls, Manitoba newsprint mill, removing 185,000 tonnes of newsprint capacity. The total capacity of the Paper segment is now 510,000 tonnes. The Paper segment also includes the financial results of a hydro-electric dam located in Smooth Rock Falls, Ontario.

The following summarizes the products and operating levels of each facility by main type:

COATED PAPERBOARD	tonnes
Temiscaming, QC	180,000

NEWSPRINT
Kapuskasing, ON	330,000

TOTAL	510,000

Coated paperboard shipments represented 42% of Paper segment shipments in fiscal 2010, compared to 33% in the prior year. The volume of paperboard shipments increased by 9%. Demand improved in fiscal 2010 and the Company did not curtail operations for market reasons. In the prior year, approximately 9,200 tonnes of market-related downtime had been incurred to control inventory levels. The improvement in demand also allowed the Company to reduce inventory levels as well. Fiscal 2010 began with 20,000 tonnes in inventory and ended with 15,500 tonnes of finished paperboard in inventory. The average selling price of paperboard products decreased by $144 per tonne. This was entirely due to the stronger Canadian dollar as US $ reference prices for coated paperboard actually increased by US $14 per short ton.

Newsprint shipments represented 58% of Paper segment shipments in fiscal 2010, compared to 67% in the prior year. The volume of newsprint shipped in fiscal 2010 declined by 26% as the Pine Falls newsprint mill was idle for all of fiscal 2010. The North American newsprint market remained relatively weak, leading to a shipment to capacity ratio of only 46% for the Company, down from 62% in the prior year. In response to continued decreases in the demand for newsprint, the Company continued to curtail production. In total, the Company incurred 273,000 tonnes of market-related downtime compared to 167,900 tonnes in the prior year. A further 12,500 tonnes of newsprint production were lost in fiscal 2009 as a result of a work stoppage at the Pine Falls, Manitoba newsprint mill. Despite the weak market environment, the Company was successful in maintaining inventory levels. Fiscal 2010 began with 11,400 tonnes of newsprint inventory versus 8,100 tonnes at the end of the current fiscal year. The average selling price of newsprint decreased by $157 per tonne. Lower average US $ reference prices combined with a stronger Canadian dollar, which averaged 13% higher versus the US dollar, adversely affecting selling prices for Canadian newsprint producers.

Management’s Discussion and Analysis

Sales for the Paper segment reached $348 million, as compared to $452 million in the prior year. The segment generated 19% of Company consolidated sales, as compared to 25% in fiscal 2009. The focus of the paper business is North America, which accounted for 95% of consolidated sales in 2010, compared to 94% in the prior year. The U.S. alone accounted for 74% of sales versus 77% in fiscal 2009.

	2009	Sales ($ millions) 2010	2009	Shipments (000 units) 2010	2009	Selling prices ($ / unit) 2010
Coated paperboard	210	204	158.7	173.0	1,323	1,179
Newsprint	239	141	316.8	236.0	754	597
Electricity sales	3	3

Consolidated sales	452	348	475.5	409.0

MARKETS

The benchmark for coated bleached boxboard (15 point) averaged US $1,052 per short ton in fiscal 2010, a US $14 per short ton increase over the prior year. A favourable pricing trend was supported by good market demand. The benchmark began the year at US $1,020 per short ton. It was flat during the next six months and increased in the summer and fall periods. It ended the year at US $1,110 per short ton, a 9% increase over 12 months.

While newsprint reference prices averaged lower than in the prior year, the pricing trend was positive. The benchmark newsprint grade (48.8 gram – East Coast) began the year at US $445 per tonne and experienced consecutive monthly increases, ending fiscal 2010 at US $638 per tonne, a 43% increase over 12 months. Despite the positive trend, the average reference price for newsprint was US $573 per tonne in fiscal 2010, down by US $52 per tonne from the US $625 per tonne average of fiscal 2009.

QUARTERLY PRICES

(US $ per short ton)

QUARTERLY PRICES

(US $ per tonne)

TEMBEC Financial Report 2010

OPERATING RESULTS

The following summarizes EBITDA variances by major business:

	Variance - favourable (unfavourable)
(in millions of dollars)	Price	Mill costs	Cost/ volume	Other	TOTAL
Coated paperboard	(23)	8	4	1	(10)
Newsprint	(35)	20	(11)	5	(21)
Other segment costs	—	—	—	2	2

	(58)	28	(7)	8	(29)

Fiscal 2010 EBITDA was negative $2 million compared to positive $27 million in the prior year. The reduction in selling price of $23 million was the reason coated paperboard reduced EBITDA by $10 million. Mill costs at the Temiscaming mill improved by $8 million as a result of higher productivity and lower chemical costs. The newsprint operations generated $21 million of the EBITDA decline. The main driver was the previously noted reduction in newsprint prices, which impacted EBITDA by $35 million. Mill costs at the Kapuskasing newsprint mill improved by $20 million as a result of higher productivity and lower energy and labour costs. The negative variance of $11 million in cost/volume was caused by the unabsorbed custodial costs relating to the Pine Falls newsprint mill. It was idle for all of fiscal 2010 before being permanently closed in September 2010.

The Paper segment’s newsprint operations utilize virgin fibre, primarily in the form of wood chips. During fiscal 2010, the operations purchased 244,000 bone dry tonnes of virgin fibre, of which approximately 68% was internally sourced. In the prior year, 334,000 bone dry tonnes of virgin fibre were purchased, with 85% being sourced internally. The Pine Falls newsprint mill did not consume any fibre in fiscal 2010.

Overall, the lower prices more than offset the lower costs and EBITDA margins slipped from 6.0% to negative 0.6%.

The following summarizes operating results variances by major element:

(in millions of dollars)	2009	2010	Variance favourable (unfavourable)
EBITDA	27	(2)	(29)
Depreciation and amortization	3	3	—
Other items	2	7	(5)

Operating earnings (loss)	22	(12)	(34)

The Paper segment generated an operating loss of $12 million compared to operating earnings of $22 million in the prior year. In addition to the previously noted decline in EBITDA, the segment was impacted by certain other items. In the prior year, the Company recognized an asset impairment charge of $2 million related to the Pine Falls newsprint mill. The facility was permanently shut in fiscal 2010 and a further charge of $7 million was recorded.

Management’s Discussion and Analysis

CHEMICALS

(in millions of dollars)

	2009	2010
Consolidated sales	98	93

EBITDA	10	10
EBITDA margin	10.2%	10.8%

Depreciation and amortization	2	2
Other items	1	—

Operating earnings	7	8

Identifiable assets (excluding cash)	36	34

The Chemicals segment operates in three main areas of activity: resins, lignin and ethanol.

The resin business produces powder and liquid phenolic resins at three operating sites in Quebec: Temiscaming, Longueuil and Trois-Pistoles. The Company also operates a fourth manufacturing operation located in Toledo, Ohio which manufactures powder and liquid amino-based resins and distributes other products such as melamine. The Longueuil operation also produces formaldehyde, both for internal resin production and external sales.

The lignin business uses residual sulphite liquor produced by the specialty pulp mills located in Temiscaming, Quebec and Tartas, France. Lignin products are sold in liquid form and are also converted into powder by utilizing spray dryers. As well, the segment operates an ethanol plant located in Temiscaming, Quebec. The lignin and ethanol businesses effectively convert pulp mill residuals into value-added products. The segment also purchases and resells pulp mill by-product chemicals from third parties. These sales are included in “Other chemicals”.

	2009	Sales ($ millions) 2010	2009	Shipments (000 units) 2010	2009	Selling prices ($ / unit) 2010
Resin and related products (tonnes)	51	54	55.3	58.8	922	918
Lignin (tonnes)	35	30	132.6	123.3	264	243
Ethanol (000 litres)	9	8	10.9	9.9	826	808
Other chemicals	3	1

Consolidated sales	98	93

MARKETS

Chemical products are sold primarily in North America with sales representing 76% of consolidated segment sales in 2010, unchanged from 2009. Resin products, which accounted for 58% of total chemical sales, are designed for the OSB industry and other specialty applications. While sales volumes increased by 6%, they remain relatively weak due to the current low demand for OSB, which, like SPF lumber, is being negatively impacted by the decline in housing starts. Lignin is sold as a binder, dispersant and surfactant for industrial markets such as animal feed, concrete admixture and carbon black. The decline in shipments and prices reflects weaker demand for lignin products. Ethanol is sold into the Canadian vinegar, hygiene and cosmetics markets. The Chemicals segment sales represented 5% of consolidated sales in 2010, unchanged from the prior year.

OPERATING RESULTS

The difficult housing market continues to negatively impact resin prices. However, cost reductions have offset this impact and EBITDA increased by $1 million. The drop in lignin volume and prices decreased EBITDA by $2 million. Ethanol profitability was unchanged year over year. In fiscal 2009, the segment absorbed a charge of $1 million related to litigation.

TEMBEC Financial Report 2010

CORPORATE

(in millions of dollars)

	2009	2010
Expenses	17	23
Other items	1	19

Operating loss	18	42

Identifiable assets (excluding cash)	16	15

Corporate expenses increased by $6 million primarily as a result of short-term and long-term incentive program expenses. In the prior year, the Company’s relatively poor financial performance had led to very low awards being accrued under the incentive plans. The current year Corporate segment results absorbed a charge of $12 million relating to the write-down of notes receivable. As well, the Company incurred expenses of $7 million covering legal costs, site security, and remedial actions relating to the idle Marathon, Ontario NBSK pulp mill. The Marathon mill was previously owned by Marathon Pulp Inc., a joint venture in which the Company held a 50% interest. In February 2009, the joint venture sought creditor protection and a trustee in bankruptcy was appointed. The latter continued to operate the facility for a period of time to liquidate inventories. In June 2009, the Ministry of Environment (MOE) of the province of Ontario directed the Company to undertake certain actions on the site. While the Company is contesting the basis on which the order was given, it continued to comply with the various directives. It is unlikely that these costs will be recovered in the future. It is anticipated that the costs will decline over time as the majority of the required remedial actions have been completed.

Management’s Discussion and Analysis

Non-operating Items

INTEREST, FOREIGN EXCHANGE AND OTHER

(in millions of dollars)

	2009	2010
Interest on indebtedness	37	30
Debt prepayment premium	—	6
Foreign exchange items	(16)	14
Bank charges and other	1	2

	22	52

The major portion of the interest on long-term debt related to the US $300 million term loan. The decline in interest expense is primarily foreign exchange related as the Canadian dollar averaged 13% higher versus the US dollar in fiscal 2010. This credit facility was repaid on August 17, 2010, and required that the Company pay a debt prepayment premium of 2%. The Company issued US $255 million of senior secured notes maturing in December 2018. Details are outlined in a subsequent section of the MD&A. Foreign exchange items relate primarily to gains or losses on the translation of US $ net monetary assets. When the Canadian dollar strengthens versus the US dollar, as was the case during fiscal 2010, losses are generated. If the Canadian dollar weakens, as was the case in fiscal 2009, gains are generated.

TRANSLATION OF FOREIGN DEBT

During fiscal 2010, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.916 to US $0.975. The Company recorded a gain of $8 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.602 to C $1.384.

During fiscal 2009, the Company recorded a loss of $18 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.968 to US $0.916. The Company recorded a loss of $3 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.509 to C $1.602.

INCOME TAXES

During fiscal 2010, the Company recorded an income tax recovery of $15 million on earnings from continuing operations before income taxes and non-controlling interests of $39 million. This income tax recovery reflected a $27 million favourable variance versus an anticipated income tax expense of $12 million based on the Company’s effective tax rate of 29.8%. The change in valuation allowance increased the recovery by $20 million. The most significant item included in the above was a $19 million favourable adjustment relating to the recognition of future tax assets of the Company’s remaining operations in France as it has been determined that the future realization of these assets is more likely than not to occur. The non-taxable portion of the gain on consolidation of foreign integrated subsidiaries increased the income tax recovery by $10 million.

During fiscal 2009, the Company recorded an income tax recovery of $1 million on a loss from continuing operations before income taxes and non-controlling interests of $221 million. The income tax recovery reflected a $67 million unfavourable variance versus an anticipated income tax recovery of $68 million based on the Company’s effective tax rate of 30.9%. The non-recognition of period losses reduced the income tax recovery by $62 million. Based on past financial performance, future income tax assets of the Company’s operations have been limited to the amount that is more likely than not to be realized. The non-deductible portion of the loss on translation of foreign-denominated debt reduced the income tax recovery by $2 million. The non-deductible loss on consolidation of foreign integrated subsidiaries also reduced the income tax recovery by $3 million.

DISCONTINUED OPERATIONS

The financial results of the St. Francisville paper mill have been classified as discontinued operations. During fiscal 2010, the operations did not impact the Company’s financial results. A $2 million charge for pension and post-retirement healthcare benefits was offset by a $2 million gain on the translation of the US $ carrying values of the pension and post-retirement healthcare obligations. Fiscal 2009 earnings of $5 million included a $12 million after-tax gain on the sale of the mill site and production equipment, a $2 million loss on translation of the US $ carrying values of liabilities and a charge of $5 million for custodial and legacy costs.

TEMBEC Financial Report 2010

Net Earnings (Loss)

The Company generated net earnings of $52 million or $0.52 per share for the year ended September 25, 2010, compared to a net loss of $214 million or $2.14 per share for the year ended September 26, 2009. As noted previously, the Company’s financial results were impacted by certain specific items. The following table summarizes the impact of these items on the reported financial results. The Company believes it is useful supplemental information as it provides an indication of results excluding the specific items. This supplemental information is not intended as an alternative measure for net earnings as determined by Canadian GAAP. The table below contains one recurring item, namely the gain or loss on translation of foreign debt. Because the Company has a substantial amount of US $ denominated debt, relatively minor changes in the value of the Canadian dollar versus the US dollar can lead to large unrealized periodic gains or losses. As well, this item receives capital gains/losses tax treatment and is not tax-affected at regular business income rates.

	Year ended September 26, 2009		Year ended September 25, 2010
	$ millions	$ per share	$ millions	$ per share
Net earnings (loss) as reported - in accordance with GAAP	(214)	(2.14)	52	0.52
Specific items (after-tax):
Loss (gain) on translation of foreign debt	18	0.18	(23)	(0.23)
Gain on derivative financial instruments	(1)	(0.01)	—	—
Gain on deconsolidation of Marathon joint venture	(5)	(0.05)	—	—
Loss on closure of specialty hardwood sawmill	1	0.01	—	—
Corporate reorganization costs	1	0.01	—	—
Gain on sale of Temrex shares	(2)	(0.02)	—	—
Asset impairment charge	2	0.02	—	—
Sale of land	—	—	(1)	(0.01)
Write-down of notes receivable	—	—	10	0.10
Marathon site costs	—	—	5	0.05
Sale of French pulp mills	—	—	(16)	(0.16)
Recognition of future tax asset - French operations	—	—	(19)	(0.19)
Pine Falls closure charge	—	—	6	0.06
Debt prepayment premium	—	—	4	0.04
Discontinued operations - St. Francisville	(5)	(0.05)	—	—

Net earnings (loss) excluding specific items - not in accordance with GAAP	(205)	(2.05)	18	0.18

Management’s Discussion and Analysis

Quarterly Financial Information

(in millions of dollars, except per share amounts)

	2009				2010
	Dec. 08	Mar. 09	June 09	Sept. 09	Dec. 09	Mar. 10	June 10	Sept. 10
Sales	511	417	407	451	412	476	545	444

EBITDA	6	(63)	(42)	(9)	4	32	60	36

Depreciation and amortization	18	18	19	18	15	15	14	12
Other items	—	—	—	(3)	(1)	14	(10)	9

Operating earnings (loss)	(12)	(81)	(61)	(24)	(10)	3	56	15

Net earnings (loss) from continuing operations	(53)	(96)	(51)	(19)	(10)	—	60	2
Net earnings (loss)	(60)	(99)	(38)	(17)	(9)	—	59	2
Net earnings (loss) per share:
From continuing operations	(0.53)	(0.96)	(0.51)	(0.19)	(0.10)	—	0.60	0.02
Basic and fully diluted	(0.60)	(0.99)	(0.38)	(0.17)	(0.09)	—	0.59	0.02

FOURTH QUARTER ANALYSIS

The Company reported net earnings of $2 million or $0.02 per share in the fourth quarter ended September 25, 2010, compared to a net loss of $17 million or $0.17 per share in the same quarter of fiscal 2009. The weighted average number of common shares outstanding was 100 million, unchanged from the prior year.

Sales decreased by $7 million as compared to the same quarter a year ago. Currency was unfavourable as the Canadian dollar averaged US $0.962, a 6% increase from US $0.910 in the prior year quarter. Forest Products segment sales increased by $8 million as a result of higher shipments. Pulp segment sales decreased by $22 million as a result of lower shipments, partially offset by higher prices. Paper segment sales increased by $3 million due to higher prices.

EBITDA improved by $45 million over the prior year quarter. The Forest Products segment EBITDA was unchanged. The Pulp segment EBITDA increased by $33 million due to higher prices. The Paper segment EBITDA increased by $15 million due to lower costs and higher prices.

The Company generated operating earnings of $15 million compared to an operating loss of $24 million in the same quarter a year ago. The previously noted improvement in EBITDA generated the majority of the improvement in operating results. The prior year quarter financial results of the Forest Products segment included a gain of $5 million on the sale of a 50% equity interest in the Temrex joint venture, which owned two sawmills in the Gaspé region of the province of Quebec. The fiscal 2010 fourth quarter Paper segment results include a charge of $7 million related to the permanent closure of the Pine Falls, Manitoba newsprint mill. The Company also incurred expenses of $2 million covering legal costs, site security, and remedial actions relating to the idle Marathon, Ontario NBSK pulp mill. These costs are included in the Corporate segment results. The Marathon mill was previously owned by Marathon Pulp Inc., a joint venture in which the Company held a 50% interest. In February 2009, the joint venture sought creditor protection and a trustee in bankruptcy was appointed. The latter continued to operate the facility for a period of time to liquidate inventories. In June 2009, the Ministry of Environment (MOE) of the province of Ontario directed the Company to undertake certain actions on the site. While the Company is contesting the basis on which the order was given, it continued to comply with the various directives. It is unlikely that these costs will be recovered in the future. It is anticipated that the costs will decline over time as the majority of the required remedial actions have been completed.

There were no significant interest expense variances. The major portion of the interest on long-term debt related to the US $300 million term loan. This credit facility was repaid on August 17, 2010, and required that the Company pay a debt prepayment premium of 2%. The Company issued US $255 million of senior secured notes maturing in December 2018.

TEMBEC Financial Report 2010

During the September 2010 quarter, the Company recorded a gain of $3 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.965 to US $0.975. The Company recorded a loss of $2 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.283 to C $1.384.

During the September 2009 quarter, the Company recorded a gain of $19 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar increased from US $0.866 to US $0.916. The Company recorded a gain of $1 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar decreased from C $1.624 to C $1.602.

During the September 2010 quarter, the Company recorded an income tax expense of $4 million on earnings from continuing operations before income taxes and non-controlling interests of $6 million. The income tax expense reflected a $2 million unfavourable variance versus an anticipated income tax expense of $2 million based on the Company’s effective tax rate of 29.8%. The current quarter absorbed a $2 million unfavourable change in valuation allowance. Based on past financial performance, future income tax assets of the Company’s Canadian operations have not been recognized as it has not been determined that the future realization of these assets is more likely than not to occur.

During the September 2009 quarter, the Company recorded a “nil” income tax recovery on a loss from continuing operations before income taxes and non-controlling interests of $19 million. This nil income tax recovery reflected a $6 million unfavourable variance versus an anticipated income tax recovery of $6 million based on the Company’s effective tax rate of 30.9%. The non- recognition of period losses reduced the income tax recovery by $6 million.

The financial results of the St. Francisville paper mill have been classified as discontinued operations. During the quarter ended September 2010, the operations did not impact the Company’s financial results. The prior year quarter earnings of $2 million were the result of a gain on the translation of the US $ carrying values of the operation’s pension and post-retirement healthcare obligations.

The fourth quarter 2010 interim MD&A issued on November 17, 2010, provides a more extensive analysis of items having impacted the Company’s fourth quarter financial results.

SUMMARY OF QUARTERLY RESULTS

On a sequential quarterly basis, sales and margins were positively impacted by higher US $ lumber reference prices. The Western benchmark price increased by 36% year over year. However, demand for lumber remained relatively weak with shipments equal to 49% of capacity in the last four quarters as compared to 43% in the previous four quarters. Pulp prices also rebounded in fiscal 2010, peaking in the September 2010 quarter, up by 45% to 80% versus the lows in the June 2009 quarter. Pulp demand paralleled the stronger pricing and the Company undertook only 67,200 tonnes of market-related production curtailments during the last four quarters versus a record 386,500 tonnes in the previous four quarters. Newsprint reference prices have been very volatile during the last eight quarters. They decreased by 42% from December 2008 to September 2009, and then increased by 43% over the last four quarters. As a result, the Company generated relatively poor levels of EBITDA, with margins ranging from a low of negative 15% to a high of 11%.

The Company’s financial performance and that of its Forest Products segment for the last eight quarters were negatively impacted by export taxes on lumber shipped to the U.S. Total amount incurred over the last two years was $14 million.

The Company generated EBITDA of $24 million in the last eight quarters. This represents a margin of less than 1% on sales of $3.7 billon. Financial performance was adversely affected by the difficult pulp market experienced in the March and June 2009 quarters. Depreciation and amortization expense totalled $129 million. The Company recorded other items having a net unfavourable impact of $9 million over the last eight quarters.

Due to the stronger Canadian dollar, the Company recorded a gain of $6 million on the translation of its foreign-denominated debt over the last two years. However, the impact of the quarterly debt translation gains and losses added considerable volatility to the financial results, with the impact ranging from a gain of $25 million in the June 2009 quarter to a loss of $59 million in the December 2008 quarter.

Management’s Discussion and Analysis

Financial Position and Liquidity

FREE CASH FLOW

(in millions of dollars)

	2009	2010
Cash flow from operations before working capital changes	(132)	58
Net fixed asset additions	(42)	(25)

Free cash flow (negative)	(174)	33

Cash flow from operations before working capital changes in fiscal 2010 was $58 million, a $190 million improvement from the prior year. The increase in cash flow was caused by the $240 million improvement in EBITDA, partially offset by the negative impact of the change in the relative value of the Canadian dollar versus the US dollar and the impact on the Company’s US $ net monetary assets. In the prior year, the Canadian dollar had declined by 5% and the Company had generated a net gain of $11 million. In the current year, the Canadian dollar strengthened by 6% and the Company recorded a loss of $15 million. For fiscal 2010, non-cash working capital items generated $20 million as compared to $71 million generated in the prior year. After allowing for net fixed asset additions of $25 million, free cash flow in fiscal 2010 was $33 million versus a negative amount of $174 million in the prior year.

CAPITAL SPENDING

(in millions of dollars)

	2009	2010
Forest Products	6	7
Pulp	31	14
Paper	4	3
Chemicals	1	1
Corporate	—	—

Net fixed asset additions	42	25

As a % of total sales	2.1%	1.2%
As a % of fixed asset depreciation	58%	45%

In response to relatively low EBITDA and significant operating losses brought on by challenging market conditions, the Company has continued to limit capital expenditures. During fiscal 2010, net fixed asset additions totalled $25 million compared to $42 million in the prior year. The Company estimates that annual capital expenditures of $35 million to $40 million are required to adequately maintain its current facilities.

There were no significant capital expenditure projects undertaken in fiscal 2010. Significant capital expenditures in fiscal 2009 included an amount of $13 million to complete the installation of a condensing turbine and a 12-megawatt electrical generator at the Tarascon paper pulp mill. The $19 million project was completed in the fourth quarter of fiscal 2009. The mill was sold in May 2010.

TEMBEC Financial Report 2010

On October 9, 2009, the Company was advised that it had qualified for $24 million of credits under the federal government’s Pulp and Paper Green Transformation Program. The credits can be used to finance capital projects that generate environmental benefits, including investments in energy efficiency or the production of renewable energy from forest biomass. To date, the Company has submitted two projects for approval that would utilize $20 million of the available credits. Other projects are currently under development and the Company anticipates that it will utilize the full $24 million within the program’s specified time limits.

ACQUISITIONS, INVESTMENTS AND DIVESTITURES

On May 7, 2010, the Company finalized the sale of two pulp mills located in Tarascon and Saint-Gaudens, France to Paper Excellence B.V. and recorded a gain of $12 million. Proceeds amounted to 66 million euros ($88 million) for the shares. Total proceeds of $88 million were reduced by $2 million for cash balance left in the two mills. Approximately 4 million euros ($6 million) of this amount will be held in escrow with the Company’s counsel until May 2011 to secure certain undertakings made by the Company. Paper Excellence B.V. also assumed 31 million euros ($41 million) of debt.

During fiscal 2009, reduced participation in joint ventures generated $18 million. As the result of a filing under the Bankruptcy and Insolvency Act by the Marathon Pulp joint venture in February 2009, the Company ceased to proportionately consolidate its 50% of the joint venture’s assets and liabilities. As the Company’s share of Marathon’s net bank indebtedness was $8 million at the time of the filing, cash and cash equivalents increased by the same amount. In September 2009, the Company completed the sale of its 50% interest in Temrex and net cash increased by $10 million.

In April 2009, the Company sold the St. Francisville, Louisiana mill site and production equipment for total consideration of US $16 million, of which $7 million was cash. The equipment purchaser subsequently defaulted on the balance of sale obligations and the Company absorbed a charge of $12 million in the fiscal 2010 financial results.

FINANCING ACTIVITIES

NET DEBT TO TOTAL CAPITALIZATION

Net debt to total capitalization stood at 27% at September 2010, a decrease of 15% from 42% at September 2009. The proceeds from the sale of the two pulp mills accounted for the majority of the reduction in leverage. As part of its long-term strategy, the Company has resolved to maintain its percentage of net debt to total capitalization to 40% or less. The objective of the plan is to keep a strong balance sheet and maintain the ability of the Company to access capital markets at favourable rates. The Company remains committed to this strategy.

Management’s Discussion and Analysis

LONG-TERM DEBT

(in millions of dollars)

	2009	2010
Tembec Industries - US $255 million 11.25% senior secured notes due December 2018	—	261
Tembec Industries - US $300 million	328	—
Tembec Inc. - 6% unsecured notes - September 2012	12	9
Tembec SAS debt	6	14
Tembec Envirofinance SAS debt	30	7
Tembec Energie SAS debt	8	—
Bioenerg SAS debt	8	—
Other debt	10	10

Total long-term debt	402	301
Less unamortized financing costs	—	13

	402	288

Current portion included in above	19	17

As part of the financial recapitalization that occurred in February 2008, the Company entered into a loan agreement with various lenders for a non-revolving term loan of US $300 million due February 28, 2012. The facility was secured by a charge on the assets of the Company’s material North American operations, including a first priority charge on all assets except receivables and inventories, where it had a second priority charge. In August 2010, the Company completed a private offering of US $255 million of 11.25% senior secured notes maturing in December 2018. The notes were sold in a private offering to “qualified institutional buyers” as defined in Rule 144A under the U.S. Securities Act of 1933 and outside the U.S. in reliance on Regulation S under the Securities Act. The notes are senior secured obligations of the Company, secured by a first priority lien on the majority of the property and fixed assets of the Company. They are secured by a second priority lien on accounts receivable, inventories and certain intangibles. The net proceeds of the offering, together with cash on hand, were used to repay all outstanding indebtedness under the Company’s existing US $300 million term loan facility maturing in February 2012, including related fees, expenses and a 2% prepayment premium.

As part of the financial recapitalization of 2008, the Company issued $18 million of 6% unsecured notes having a maturity of September 30, 2012. These notes are subject to an amortization schedule and an amount of $3 million was repaid in fiscal 2010, compared to $4 million in the prior year.

Tembec SAS, Envirofinance SAS, Tembec Energie SAS and Bioenerg SAS debt relate to obligations relating to the Company’s three French pulp mills. Total debt for these entities declined from $52 million to $21 million. In May 2010, the Company completed the sale of two of the three pulp mills and the purchaser assumed the equivalent of $28 million of the outstanding indebtedness. The remaining $3 million reduction relates to scheduled principal repayments.

Pursuant to the previously noted issuance of the 2018 senior secured notes, Moody’s Investors Service (Moody’s) assigned a B3 rating to the new long-term debt and the same level for the Company’s corporate credit rating. Standard and Poor’s (S&P) assigned a B- rating to the senior secured notes as well as the Company’s corporate credit rating. Both Moody’s and S&P have a “stable” outlook with respect to their ratings.

At the end of September 2010, the Company had total cash of $74 million plus unused operating lines of $100 million. At the end of September 2009, the Company had total cash of $105 million and unused operating lines of $65 million. The Company defines “operating lines” to include loans of various durations which are secured by charges on accounts receivable

TEMBEC Financial Report 2010

and/or inventories. Operating lines are used primarily to fund short-term requirements associated with both seasonal and cyclical inventory increases which can occur in the Company’s business segments. The Company would not normally draw on the operating lines to fund capital expenditures or normal average working capital requirements. The operating lines are established across multiple entities and jurisdictions to ensure they meet the needs of the various operating units.

The following table summarizes the unused operating lines at the end of the last two fiscal years:

OPERATING LINES

(in millions of dollars)

	2009	2010
Borrowing base	258	212
Less: availability reserve	(35)	(76)

Net availability	223	136

Outstanding letters of credit	(40)	(35)
Amount drawn	(118)	(1)

Unused amount	65	100

As part of the financial recapitalization that occurred in February 2008, the Company negotiated a $205 million revolving working capital facility maturing in December 2011. The facility is subject to a permanent availability reserve of $25 million. This amount is increased to $35 million if the Company’s trailing 12-month EBITDA falls below $80 million. The facility has a first priority charge over the receivables and inventories and a second priority charge over the remainder of the assets of the Company’s significant North American operations. As part of the long-term debt refinancing that occurred during the September 2010 quarter, the lenders of the revolving working capital facility sought and obtained an increase of US $50 million to the availability reserve. This facility matures in December 2011 and the Company is currently in the process of replacing it with a new multi-year revolving working capital line.

The outstanding letters of credit constitute security for various operating items, principally the unfunded portion of supplementary retirement plans, future landfill closure liabilities and performance guarantees related to electricity generation agreements. The Company does not have any other significant off-balance sheet arrangements.

The French operations are supported by “receivable factoring” agreements. As such, the borrowing base fluctuates periodically, depending on shipments and cash receipts.

COMMON SHARES

(in millions)

	2009	2010
Shares outstanding - opening	100	100

Shares outstanding - ending	100	100

There were no shares issued in fiscal 2009 and fiscal 2010.

There are currently 11,093,943 outstanding warrants (11,094,340 at the end of the prior year). The warrants are convertible into an equal amount of common shares and expire on February 29, 2012. They shall be deemed to be exercised and shall be automatically converted into common shares of the Company when the 20-day volume-weighted average trading price of a single common share reaches or exceeds $12 or immediately prior to any transaction that would constitute a change of control.

In addition to the previously noted warrants, an additional 161,123 shares may be issued pursuant to options granted under the prior Long-Term Incentive Plan (LTIP). The exercise price of the options ranges from $16.61 per share to $248.29 per share with expiry dates from 2010 to 2016. As at September 25, 2010, 151,470 options were exercisable.

Management’s Discussion and Analysis

Financial Instruments and Contractual Obligations

FINANCIAL ASSETS AND LIABILITIES

(in millions of dollars)

		September 25, 2010
	Carrying value	Fair value
Assets
Cash and cash equivalents	68	68
Cash held in trust	6	6
Accounts receivable	209	209
Liabilities
Operating bank loans	1	1
Accounts payable and accrued liabilities	238	238
Interest payable	3	3
Long-term debt (including current portion)	288	301
Pension and other benefit net liabilities	181	255

The carrying values for cash, cash equivalents, cash held in trust, accounts receivable, operating bank loans, accounts payable, accrued charges and accrued interest approximate their fair values due to the near-term maturity of these instruments.

The fair value of the long-term debt is $13 million higher than its carrying value. This is due to unamortized financing costs, which are deducted from the carrying value of the Company’s debt.

The $74 million difference in net liabilities of pension and other benefit plans relates to $61 million of unamortized net actuarial losses, $4 million of unamortized past service costs and $9 million of employer contributions made after June 30, 2010, the measurement date.

FINANCIAL RISKS

Credit Risk

Credit risk arises from the possibility that entities to which the Company sells products may experience financial difficulty and be unable to fulfill their contractual obligations. The Company does not have a significant exposure to any individual customer or counterparty. The Company reviews a new customer’s credit history before extending credit and conducts regular reviews of its existing customers’ credit performance. All credit limits are subject to evaluation and revision at any time based on changes in levels of creditworthiness and must be reviewed at least once per year. Sales orders cannot be processed unless a credit limit has been properly approved. The Company may require payment guarantees, such as letters of credit, or obtain credit insurance coverage. Bad debt expenses totalled $1 million in fiscal 2010 as compared to $2 million in the prior year.

Liquidity Risk

Liquidity risk arises from the possibility that the Company will not be able to meet its financial obligations as they fall due. The Company has an objective of maintaining liquidity equal to 12 months of capital expenditures, interest and principal repayments and seasonal working capital requirements, which would require approximately $150 million to $200 million of liquidity. As noted previously, the Company had total cash of $74 million plus unused operating lines of $100 million as at September 25, 2010.

Foreign Currency Risk

This item is discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

TEMBEC Financial Report 2010

Interest Rate Risk

Interest rate risk is the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. This will have little impact on the Company’s financial results since the majority of the Company’s debts are at fixed interest rates.

Commodity Price and Operational Risk

These items are discussed in detail in a subsequent section of the MD&A, “Significant Risks and Uncertainties”.

CONTRACTUAL OBLIGATIONS

(in millions of dollars)

	Total	Within 1 year	2 - 3 years	4 - 5 years	After 5 years
Long-term debt	301	8	15	11	267
Interest on long-term debt	251	31	62	60	98
Operating leases	16	4	6	3	3
Purchase obligations	148	59	50	24	15
Pension obligations:
Normal cost	110	6	13	14	77
Contractual	128	23	49	33	23

	954	131	195	145	483

The table above shows the Company’s contractual obligations as at September 25, 2010. The Company has long-term debt with contractual maturities and applicable interest. The operating lease obligations relate primarily to property and equipment rentals entered into in the normal course of business. Purchase obligations relate to ongoing normal commercial commitments to purchase timber, wood chips, energy, chemicals and other operating inputs. They also include outstanding obligations relating to capital expenditures. Pension obligations have two components. The normal cost obligations are limited to a ten-year period and are based on estimated future employee service for existing registered defined benefit plans. Contractual pension obligations include estimated solvency and going concern amortization payments.

Management’s Discussion and Analysis

2009 vs. 2008

FINANCIAL SUMMARY

(in millions of dollars, unless otherwise noted)

	Five months to February 29, 2008	Seven months to September 27, 2008	2009
Sales	950	1,426	1,786

EBITDA	(17)	38	(108)

Depreciation and amortization	72	51	73
Other items	(20)	(5)	(3)

Operating loss	(69)	(8)	(178)

Net loss from continuing operations	(98)	(41)	(219)
Net loss	(102)	(48)	(214)

Net loss per share - basic	(1.19)	(0.48)	(2.14)
Diluted loss per share	(1.19)	(0.48)	(2.14)

Total assets (at year end)	N/A	1,619	1,366

Total long-term debt (at year end) (1)	N/A	396	402

(1)	includes current portion

Sales decreased by $590 million as compared to the prior year. The decline was the result of lower sales volumes in all segments. Currency was favourable as the Canadian dollar averaged US $0.850, a 14% decline from US $0.991 in the prior year. The Forest Products segment sales declined by $210 million as a result of lower shipments. The Pulp segment sales declined by $400 million as a result of lower shipments and prices. The Paper segment sales increased by $17 million due to higher prices, partially offset by lower shipments.

EBITDA declined by $129 million versus the prior year. The Forest Products segment EBITDA was relatively unchanged. The Pulp segment EBITDA declined by $179 million. Lower selling prices and higher manufacturing costs caused by weaker market conditions and significant production curtailments impacted results. The Paper segment EBITDA increased by $36 million due to higher selling prices, partially offset by higher costs.

TEMBEC Financial Report 2010

OPERATING EARNINGS (LOSS)

(in millions of dollars)

	2008	2009	Total variance	EBITDA variance	Depreciation & amortization variance	Other items variance
Forest Products	(90)	(88)	2	5	15	(18)
Pulp	59	(101)	(160)	(179)	18	1
Paper	(25)	22	47	36	14	(3)
Chemicals	6	7	1	1	1	(1)
Corporate	(27)	(18)	9	8	2	(1)

	(77)	(178)	(101)	(129)	50	(22)

The Company generated an operating loss of $178 million compared to an operating loss of $77 million in the previous year. The increased loss resulted from the previously noted decline in EBITDA. Reduced depreciation expense of $50 million partially offset the weaker results. In February 2008, the Company applied fresh start accounting and the carrying values of fixed assets were reduced. The prior year results of the Forest Products segment included a non-recurring gain of $16 million on the sale of land.

Interest on long-term debt declined by $14 million as a result of the Company’s financial recapitalization. In the prior year, the Company had US $1.2 billion of outstanding senior unsecured notes. On February 29, 2008, the notes were converted into new shares of the Company and a new US $300 million term loan was put in place. The fiscal 2009 gain of $16 million related to foreign exchange items was caused primarily by the conversion of US $ net monetary assets as the Canadian $ closing rate versus the US dollar decreased by 5% at the end of September 2009 versus the closing rate at the end of September 2008.

During fiscal 2009, the Company recorded a loss of $18 million on the translation of its US $ denominated debt as the relative value of the Canadian dollar decreased from US $0.968 to US $0.916. The Company recorded a loss of $3 million on the translation of its euro-denominated debt as the relative value of the euro versus the Canadian dollar increased from C $1.509 to C $1.602.

During the five-month period ended February 29, 2008, the Company recorded a gain of $12 million on its US $ denominated debt as the relative value of the Canadian dollar increased from US $1.005 to US $1.016. During the same five-month period, the euro appreciated from C $1.419 to C $1.494

and the Company recorded a loss of $3 million on the translation of its euro-denominated debt. During the seven-month period ended September 27, 2008, the Company recorded a loss of $14 million on its new US $300 million loan as the relative value of the Canadian dollar decreased from US $1.016 to US $0.968. In addition, the Company recorded a loss of $1 million on the translation of its euro-denominated debt as the relative value of the euro increased from C $1.494 to C $1.509.

During fiscal 2009, the Company recorded an income tax recovery of $1 million on a loss from continuing operations before income taxes and non-controlling interests of $221 million. The income tax recovery reflected a $67 million unfavourable variance versus an anticipated income tax recovery of $68 million based on the Company’s effective tax rate of 30.9%. The non-recognition of period losses reduced the income tax recovery by $62 million. Based on past financial performance, future income tax assets of the Company’s operations have been limited to the amount that is more likely than not to be realized. The non-deductible portion of the loss on translation of foreign-denominated debt reduced the income tax recovery by $2 million. The non-deductible loss on consolidation of foreign integrated subsidiaries also reduced the income tax recovery by $3 million.

During the year ended September 2008, the Company recorded an income tax expense of $11 million on a loss from continuing operations before income taxes and non-controlling interests of $128 million. The income tax expense reflected a $52 million unfavourable variance versus an anticipated income tax recovery of $41 million based on the Company’s effective tax rate of 31.9%. The non-recognition of period losses increased the income tax expense by $52 million.

Management’s Discussion and Analysis

The financial results of the St. Francisville paper mill have been classified as discontinued operations. During the year ended September 2009, the operation generated earnings of $5 million. The financial results include a $10 million after-tax gain on the sale of the mill site and production equipment, a $2 million loss on the translation of the US $ carrying values of the operation’s liabilities, primarily pension and post-retirement healthcare, and finally, a charge of $5 million for custodial and legacy costs. The prior year loss of $11 million included a $12 million charge for custodial and legacy costs and a $1 million loss on the translation of the US $ carrying values of its liabilities, partially offset by a $2 million gain on the sale of equipment.

The Company generated a net loss of $214 million or $2.14 per share for the year ended September 26, 2009 compared to net loss of $102 million or $1.19 per share for the five-month period ended February 29, 2008 and a net loss of $48 million or $0.48 per share for the seven-month period ended September 27, 2008.

Critical Accounting Policies and Estimates

FIXED ASSET DEPRECIATION

The Company records its fixed assets, primarily production buildings and equipment, at cost. Interest costs are capitalized for projects in excess of $1 million that have a duration in excess of one year. Investment tax credits or capital assistance received reduce the cost of the related assets. Fixed assets acquired as a result of a business acquisition are recorded at their estimated fair value. Depreciation of fixed assets is provided over their estimated useful lives, generally on a straight-line basis. The estimated useful lives of fixed assets are based on judgement and the best currently available information. Changes in circumstances can result in the actual useful lives differing from our estimates. Revisions to the estimated useful lives of fixed assets constitute a change in accounting estimate and are dealt with prospectively by amending the amount of future depreciation expense. There were no significant revisions to the estimated useful lives of fixed assets in fiscal 2010 and fiscal 2009.

IMPAIRMENT OF LONG-LIVED ASSETS

The Company must review the carrying value of long-lived assets when events or changes in circumstances indicate that the value may have been impaired and is not recoverable through future operations and cash flows. To estimate future cash flows, the Company uses operating and financial assumptions, primarily those contained in its most recent multi-year operating plan.

This ensures that the assumptions are supported, where available, by relevant independent information. There were no fixed asset impairment charges in fiscal 2010. The work conducted in fiscal 2009 indicated an asset impairment charge of $2 million relating to the Pine Falls, Manitoba newsprint facility.

EMPLOYEE FUTURE BENEFITS

The Company contributes to several defined benefit pension plans, primarily related to employees covered by collective bargaining agreements. The Company also provides post- retirement benefits to retirees, primarily healthcare related. For post-retirement benefits, funding of disbursements is done on a “pay as you go” basis. The Company uses independent actuarial firms to quantify the amount of pension and post-retirement obligations. The Company, based on its own experience and recommendations from its actuarial firms, evaluates the underlying assumptions on an annual basis. Changes in estimates or assumptions can have a substantial impact on the amount of pension and post-retirement benefit expense, the carrying values on the balance sheet, and, in the case of defined benefit plans, the amount of plan surplus or deficit. At June 30, 2010, (the “measurement” date), the fair value of defined benefit plan assets was $580 million, an amount equal to 74% of the estimated accrued benefit obligation of $786 million, generating a deficit of $206 million. The plan deficit was $222 million at the prior measurement date, June 30, 2009.

TEMBEC Financial Report 2010

The deficit decrease of $16 million that occurred over the 12-month period was due to several items. The deficit was decreased by $17 million as the return on plan assets exceeded the assumed rate of return. The deficit was further reduced by $17 million as employer contributions of $28 million exceeded the current service cost of $11 million. The permanent closure of the Pine Falls newsprint mill and the sale of two pulp mills located in Southern France further reduced the pension deficit by $33 million. These favourable items were partially offset by an actuarial loss of $54 million that increased the obligations at the measurement date. This item was caused by a decrease in the applicable discount rate from 5.73% to 5.12%. The discount rate is tied to rates applicable to high-quality corporate bonds (AA or higher) in effect at the measurement date. Pension expense in fiscal 2010 was nil, as compared to $19 million in the prior year. Based on current assumptions, employer contributions and pension expense in fiscal 2011 are expected to be approximately $31 million and $12 million, respectively. There is no assurance that current assumptions will materialize in future periods. The defined benefit pension plans may be unable to earn the assumed rate of return. Market driven changes to discount rates and other variables may result in changes to anticipated Company contribution amounts.

With regard to other employee future benefit plans, the accrued benefit obligation at the measurement date was $49 million, a decrease from $55 million in the prior year. Employer contributions were $3 million, unchanged from the prior year. In fiscal 2010, the Company recognized an expense of $3 million, a decrease from $5 million in the prior year. Based on current assumptions, the amount of employer contributions and the amount of expense to be recognized in fiscal 2011 are expected to be approximately $3 million and $3 million, respectively.

FUTURE INCOME TAXES

Future income tax is provided for using the asset and liability method and recognizes temporary differences between the tax values and the financial statement carrying amounts of balance sheet items as well as certain carry-forward items. The Company only recognizes a future income tax asset to the extent that, in its opinion, it is more likely than not that the future income tax asset will be realized. This opinion is based on estimates and assumptions as to the future financial performance of the various taxable legal entities in the various tax jurisdictions.

Use of Non-GAAP Financial Measures

The following summarizes non-GAAP financial measures utilized in the MD&A. As there is no generally accepted method of calculating these financial measures, they may not be comparable to similar measures reported by other companies.

EBITDA refers to earnings before interest, income taxes, depreciation and amortization. EBITDA does not have any standardized meaning according to GAAP. The Company defines EBITDA as sales less cost of sales and selling, general and administrative expenses, meaning it represents operating earnings from continuing operations before depreciation, amortization and other specific or non-recurring items. The Company considers EBITDA to be a useful indicator of the financial performance of the Company, the business segments and the individual business units. The most comparable Canadian GAAP financial measure is operating earnings. The following table is a reconciliation of quarterly operating earnings to the Company’s definition of EBITDA.

(in millions of dollars)	2009	2010
Operating earnings (loss) from continuing operations	(178)	64
Depreciation and amortization	73	56
Other items	(3)	12

EBITDA	(108)	132

Management’s Discussion and Analysis

Free Cash Flow refers to cash provided by operating activities before changes in non-cash working capital balances less net fixed asset additions. Working capital changes are excluded as they are often seasonal and temporary in nature. The Company considers free cash flow to be a useful indicator of its ability to generate discretionary cash flow, thereby improving its overall liquidity position.

Net debt refers to debt less cash and cash equivalents such as marketable securities or temporary investments.

Total capitalization refers to net debt plus future income taxes, other long-term liabilities and shareholders’ equity.

Net debt to total capitalization is used by the Company to measure its financial leverage.

(in millions of dollars)	2009	2010
Long-term debt	383	271
Current portion of long-term debt	19	17
Operating bank loans	118	1
Less: total cash	(105)	(74)

Net debt	415	215
Other long-term liabilities and credits	252	209
Shareholders’ equity	313	365

Total capitalization	980	789

Net debt to total capitalization ratio	42%	27%

Changes in Accounting Policies and Estimates

Effective September 2010, the Company adopted changes to CICA Handbook Section 3862, Financial Instruments. Changes to this section are effective for annual financial statements relating to fiscal years ending after September 30, 2009. Changes to Section 3862 require an increased emphasis on disclosing the nature and extent of liquidity risk and how the Company manages that risk. The adoption of these changes to the standard did not impact the Company’s financial results.

In January 2009, the CICA Emerging Issues Committee issued Abstract 173, Credit Risk and the Fair Value of Financial Assets and Financial Liabilities effective for interim and annual financial statements for the periods ended after January 19, 2009. This interpretation must be applied retrospectively without restatement of prior periods. This Abstract clarifies that the Company must consider its own credit risk and the credit risk of a counterparty in the determination of the fair value of derivative instruments. This Abstract did not have a material impact on the Company’s financial statements.

Impact of Accounting Pronouncements on Future Reporting Periods

In January 2009, the CICA issued three new accounting standards: Section 1582, Business Combinations, Section 1601, Consolidated Financial Statements and Section 1602, Non-Controlling Interest. Section 1582 replaces former Section 1581 and establishes standards for the accounting of a business combination and is mostly aligned with International Financial Reporting Standards 3 (IFRS 3), Business Combinations. This section specifies an expanded definition of a business that most assets acquired and liabilities assumed will be measured at fair value and that acquisition costs will be recognized as expenses. Sections 1601 and 1602 together replace former Section 1600, Consolidated Financial Statements. Section 1601

establishes standards for the preparation of consolidated financial statements. Section 1602, which converges with the requirements of International Accounting Standard 27 (IAS 27), Consolidated and Separate Financial Statements, establishes standards for accounting of a non-controlling interest resulting from a business acquisition, recognized as a distinct component of shareholders’ equity. Net income will present the allocation between the controlling and non-controlling interest. These three standards will become effective for the fiscal years beginning on or after January 1, 2011. The Company does not expect these new standards to have a material impact on the Company’s consolidated financial statements.

TEMBEC Financial Report 2010

Conversion to International Financial Reporting Standards

CONVERSION PROGRESS

In 2005, the Accounting Standards Board of Canada (AcSB) announced that accounting standards in Canada are to converge with International Financial Reporting Standards (IFRS). On February 13, 2008, the AcSB confirmed that publicly accountable entities will be required to prepare financial statements in accordance with IFRS, in full and without modification, for interim and annual financial statements for fiscal years beginning on or after January 1, 2011, which in the case of the Company, represents interim and fiscal year-end periods beginning on or after September 25, 2011 (the “Changeover” date). In the Company’s reporting for those periods following the Changeover date, comparative data for equivalent periods in the previous fiscal year will be required, making September 26, 2010, the “Transition” date for the Company.

IFRS uses a conceptual framework similar to Canadian GAAP, but presents significant differences on certain recognition, measurement and disclosure principles. Further, the International Accounting Standards Board (IASB) will continue to issue new, or amend existing accounting standards during the conversion period, and as a result, the final impact on the Company’s consolidated financial statements of applying IFRS in full will only be entirely measurable once all applicable IFRS standards at the final Changeover date are known.

The Company’s transition to full implementation of IFRS consists of five phases:

•

Preliminary Study Phase – This phase involves performing a high-level assessment to identify key areas of accounting differences and their impact (high, medium or low priority) that may arise from the transition to IFRS.

•

Project Set-up Phase – This phase includes the identification of a project team and IFRS Steering Committee, the development of a detailed conversion plan, a change management plan, as well as other key conversion processes and tools.

•

Component Evaluations and Issues Resolution Phase – In this phase, the Company completes a detailed assessment of all accounting differences, including those identified in the preliminary study phase, and their impact on the Company. It involves specification of changes required to existing accounting policies, information systems and business processes, together with an analysis of policy alternatives allowed under IFRS and impacts on drafting of financial statements under IFRS. The analysis and decisions made during this phase are included in IFRS Accounting Policy Choice Memos challenged and approved by the IFRS Steering Committee and External Auditors, which are then submitted to the Audit Committee.

•

Conversion Phase – This phase includes execution of changes to information systems, business processes and accounting policies. It also involves the development of a communication and training program for the Company’s finance and other staff, as necessary.

•

Embedding Phase – The project will culminate in the collection of financial information necessary to compile IFRS-compliant financial statements, embedding IFRS in business processes, eliminating unnecessary data collection processes and submitting IFRS financial statements to the Audit Committee for approval. Implementation also involves further training of staff as revised systems begin to take effect.

To ensure adequate management of this process, the Company has established a project team and an IFRS Steering Committee, both of which are comprised of finance and accounting senior management as well as representatives from various areas of the organization, as deemed appropriate. Progress reporting to the Audit Committee on the status of the IFRS implementation project has been instituted. The Company completed the Preliminary Study Phase in July 2008, the Project Set-up Phase in January 2009 and the Component Evaluations and Issues Resolution Phase in September 2009. The IFRS team is currently focusing on the Conversion Phase.

Management’s Discussion and Analysis

POTENTIAL IMPACT OF IMPLEMENTATION ON THE COMPANY

The comparisons of IFRS with Canadian GAAP, which are currently reflected in the Company’s accounting policies, have helped identify a number of areas of differences.

IFRS 1, First-Time Adoption of International Financial Reporting Standards, provides entities adopting IFRS for the first time with a number of optional exemptions and mandatory exceptions, in certain areas, to the general requirement for full retrospective application of IFRS.

Most adjustments required on transition to IFRS will be made, retrospectively, against opening retained earnings as of the date of the first comparative balance sheet presented based on standards effective September 2012. Transitional adjustments relating to those standards where comparative figures are not required to be restated will only be made as of the first day of the year of adoption.

Following a detailed analysis of the various accounting policy choices available under IFRS, the Company has selected the policies that it expects to apply in preparing IFRS financial statements.

The following are selected key areas of accounting differences where changes in accounting policies in conversion to IFRS may impact the Company’s consolidated financial statements. The list and comments should not be construed as a comprehensive list of changes that will result from transition to IFRS, but rather highlights those areas of accounting differences the Company currently believes to be most significant. Standard-setting bodies that promulgate Canadian GAAP and IFRS have significant ongoing projects that could affect the ultimate differences between Canadian GAAP and IFRS and their impact on the Company’s consolidated financial statements in future years. The areas of differences highlighted below are based on existing Canadian GAAP and IFRS effective at September 25, 2010. At this stage, the Company is not able to reliably quantify the full impact of these and other differences on the Company’s consolidated financial statements.

Fresh Start Accounting

IFRS does not provide specific guidance on the accounting by entities subject to a financial reorganization. Instead, usual requirements of IFRS apply. In particular, fresh start accounting is not permitted in such circumstances. In order to mitigate the impact of this accounting difference, IFRS 1 provides the choice of recording assets and liabilities based on a deemed cost, which can be an event driven valuation where some or all of the assets and liabilities were valued and recognized at fair value. The Company has selected this accounting policy choice and therefore, the difference between Canadian GAAP and IFRS regarding fresh start accounting is not expected to impact the accounting measurement of the assets and liabilities that were revalued on February 29, 2008.

Foreign Exchange Translation

IAS 21, The Effects of Changes in Foreign Exchange Rates, requires an operation to determine its functional currency in accordance with the standard and translate all foreign currency items into its functional currency. Upon consolidation, the Company translates all assets and liabilities of consolidated operations with a functional currency that is different than the presentation currency at the closing rate at the date of that balance sheet. Canadian GAAP, on the other hand, requires a company to classify each foreign operation as integrated or self-sustaining operations. The translation of the assets and liabilities of foreign operations to the Company’s presentation currency will impact the accounting measurement of the non-financial assets and liabilities of the Company’s foreign operations as well as the gain or loss resulting from the translations.

Provisions

IAS 37, Provisions, Contingent Liabilities and Contingent Assets, requires a provision to be recognized when: there is a present obligation as a result of a past transaction or event; it is probable that an outflow of resources will be required to settle the obligation; and a reliable estimate can be made of the obligation. “Probable” in this context means more likely than not. Under Canadian GAAP, the criterion for recognition in the financial statements is “likely”, which is a higher threshold than “probable”. Therefore, it is possible that there may be some provisions or contingent liabilities, which would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP. Other differences between IFRS and Canadian GAAP exist in relation to the measurement of provisions, such as the methodology for determining the best estimate where there

TEMBEC Financial Report 2010

is a range of equally possible outcomes (IFRS uses the mid-point of the range, whereas Canadian GAAP uses the low-end of the range), and the requirement under IFRS for provisions to be discounted where material. At this point, management has not identified provisions or contingent liabilities that would meet the recognition criteria under IFRS that were not recognized under Canadian GAAP.

Actuarial Gains and Losses

IAS 19, Employee Benefits, permits an entity to recognize actuarial gains and losses in profit or loss, or alternatively immediately in other comprehensive income. Under Canadian GAAP, the Company recognized actuarial gains and losses in profit or loss using the corridor approach where an entity recognizes amortization of actuarial gains and losses in a period in which, as of the beginning of the period, the unamortized net actuarial gain or loss exceeded 10% of the greater of: (a) the accrued benefit obligation at the beginning of the year; and (b) the fair value, or market-related value, of the plan assets at the beginning of the year. The Company has selected a policy to recognize the actuarial gains and losses immediately in other comprehensive income, which will result in significant differences in other long-term liabilities and operating income or loss.

The Company will continue to review all proposed and ongoing projects of the IASB and assess their impact on its conversion process.

Entity-Specific Internal Control over Financial Reporting and Disclosure Controls and Procedures Disclosure

Management has made the appropriate changes to ensure the integrity of internal control over financial reporting (ICFR) and disclosure controls and procedures (DC&P). The changes address accounting policies required for first-time adoption as well as ongoing IFRS reporting.

At this point, management has not identified any significant changes to ICFR or DC&P. They will evaluate the effectiveness of any changes in the design during fiscal 2011 to prepare for certification under IFRS in 2012.

Entity-Specific Financial Reporting Expertise Disclosure

The Company has identified the resource requirements to establish appropriate IFRS financial reporting expertise at all levels of the business. Training of finance and other staff has been completed.

The IFRS Conversion Project Manager meets with the Audit Committee quarterly and informs the Committee on specifics of the project as well as developments in IFRS. The Committee members follow the progress very closely and have been informed of the timeline for implementation, expected impacts of different accounting policies as well as costs of conversion.

Entity-Specific Business Activities Disclosure

The Company is party to many contracts with suppliers and customers. Following a detailed review of all contracts, it is not expected that the conversion to IFRS will have a significant impact on any of these contracts. The Company has no significant contracts which include financial covenants.

As previously mentioned, IAS 21, The Effects of Changes in Foreign Exchange Rates, will have an impact on the translation of the Company’s foreign operations to the presentation currency. Under Canadian GAAP, certain foreign operations situated in Europe and the U.S. were considered to be fully integrated entities with the Canadian dollar as their functional currency. Under IFRS, the Company has determined that these foreign operations’ functional currency is the euro or the US dollar. The change in functional currency will have an impact on the consolidated balance sheet and statement of operations.

Entity-Specific Information Technology and Data Systems Disclosure

The Company completed a detailed assessment of its IT systems and has determined that the current systems will be adequate for proper reporting under IFRS. The systems allow the Company to track and report on all financial information required under current Canadian GAAP (required from now until September 24, 2011), under IFRS (required as at September 25, 2011) and for the compilation of a comparative year of financial information beginning September 26, 2010.

Management’s Discussion and Analysis

Significant Risks and Uncertainties

PRODUCT PRICES

The Company’s financial performance is dependent on the selling prices of its products. The markets for most lumber, pulp and paper products are cyclical and are influenced by a variety of factors. These factors include periods of excess product supply due to industry capacity additions, periods of decreased demand due to weak general economic activity, inventory de-stocking by customers, and fluctuations in currency exchange rates. During periods of low prices, the Company is subject to reduced revenues and margins, resulting in substantial declines in profitability and possibly net losses.

Based on 2011 planned sales volumes, the following table illustrates the approximate annual impact of changes to average Canadian dollar selling prices on after-tax earnings:

SELLING PRICE SENSITIVITY

	Impact on after-tax earnings ($ millions)	Average selling prices ($) Sept. 2010 quarter
Pulp - $25/tonne	21	884
Paper - $25/tonne	7	883
SPF lumber - $10/mbf	7	310

The Company’s strategy is to mitigate price volatility by maintaining operations in three core sectors, namely wood products, pulp and paper; maintaining low cost, high-quality flexible production facilities; establishing and developing long- term relationships with its customers; developing specialty niche products where possible. In addition, the Company may periodically purchase lumber, pulp and newsprint price hedges to mitigate the impact of price volatility. At September 25, 2010, the Company did not hold any product price hedges, unchanged from the prior year end.

FOREIGN EXCHANGE

The Company’s revenues for most of its products are affected by fluctuations in the relative exchange rates of the Canadian dollar, the US dollar and the euro. The prices for many products, including those sold in Canada and Europe are generally driven by US $ reference prices of similar products. The Company generates approximately $1.3 billion of US $ denominated sales annually from its Canadian operations. As a result, any decrease in the value of the US dollar relative to the Canadian dollar and the euro reduces the amount of revenues realized on sales in local currency. In addition, since business units purchase the majority of their production inputs in local currency, fluctuations in foreign exchange can significantly affect the unit’s relative cost position when compared to competing manufacturing sites in other currency jurisdictions. This could result in the unit’s inability to maintain its operations during periods of low prices and/or demand.

Based on 2011 planned sales volumes and prices, the following table illustrates the impact of a 1% change in the value of the US dollar versus the Canadian dollar and the euro. For illustrative purposes, an increase of 1% in the value of the US dollar is assumed. A decrease would have the opposite effects of those shown below:

FOREIGN EXCHANGE SENSITIVITY

(in millions of dollars)

Sales increase	13
Cost of sales increase	3

EBITDA increase	10
Interest expense increase	—

Cash flow increase	10
Loss on US $ debt translation	3

Pre-tax earnings increase	7
Tax expense increase	3

Net earnings increase	4

TEMBEC Financial Report 2010

Direct US $ purchases of raw materials, supplies and services provide a partial offset to the impact on sales. This does not include the potential indirect impact of currency on the cost of items purchased in the local currency.

To potentially further reduce the impact of fluctuations in the value of the US dollar, the Company has adopted a policy which permits hedging up to 50% of its anticipated US $ receipts for up to 36 months in duration. At September 25, 2010 and September 26, 2009, the Company did not hold any foreign exchange contracts.

OPERATIONAL RISKS

The manufacturing activities conducted by the Company’s operations are subject to a number of risks including availability and price of fibre, competitive prices for purchased energy, a productive and reliable workforce, compliance with environmental regulations, maintenance and replacement/upgrade of process equipment to manufacture competitive quality products and the requirement to operate the manufacturing facilities at high rates of utilization and efficiency to maintain a competitive cost structure.

Fibre represents the Company’s major raw material in the production of wood products, pulp and paper. In Canada, virgin fibre or timber is sourced primarily by agreements with provincial governments. The agreements are granted for various terms from five to 25 years and are generally subject to regular renewals every five years. The agreements incorporate commitments with respect to sustainable forest management, silvicultural work, forest and soil renewal, as well as cooperation with other forest users. In addition, the Company has undertaken, on a voluntary basis, to have its timber harvesting certified by the Forest Stewardship Council (FSC). The Company expects the agreements to be extended as they come up for renewal. Aboriginal groups have claimed substantial portions of land in various provinces over which they claim aboriginal title or in which they have a traditional interest and for which they are seeking compensation from various levels of government. The Company has taken a proactive approach to enhance the economic participation of First Nations in its operations wherever feasible. The Company’s operations in France source their fibre requirements from various private sources, primarily through long-term supply arrangements.

Energy is an important component of mill costs, especially for high-yield pulp mills and newsprint mills. In 2010, purchased energy costs totalled approximately $154 million, 70% of which was electricity. Electrical purchases are made primarily from large public utilities, at rates set by regulating bodies. In certain jurisdictions, electricity is deregulated, which can lead to greater price volatility. To mitigate the effect of price fluctuations on its financial performance, the Company employs several tactics, including the securing of longer term supply agreements, the purchase of derivative financial instruments and operational curtailments in periods of high prices (load shedding). At September 2010 and September 2009, the Company did not hold any derivative financial instruments relating to purchased electricity. Fossil fuels, primarily natural gas, are purchased at market rates. The Company periodically purchases derivative financial instruments to hedge its exposure. At September 25, 2010 and September 26, 2009, the Company did not hold any natural gas hedges.

Nearly all the Company’s manufacturing units have a unionized workforce. Over the past 30 years, the Company has successfully negotiated new collective agreements in nearly all instances, with relatively few work stoppages. At many of the Company’s facilities, as well as those of the North American industry as a whole, we have seen reductions in employment levels resulting from technological and process improvements resulting in a workforce with more years of service. This increases the relative costs of pensions and benefits. At September 2010, the Company had approximately 3,200 hourly paid employees covered by collective bargaining agreements. At September 25, 2010, there were 10 agreements covering 610 employees that had expired. During fiscal 2011, a total of 15 agreements covering 900 employees will expire. The remaining contracts expire at various dates up to February 2016. The Company anticipates it will reach satisfactory agreements on contracts currently under active negotiations and those expiring in the future.

The Company’s operations are subject to industry-specific environmental regulations relating to air emissions, wastewater (effluent) discharges, solid waste, landfill operations, forestry practices, and site remediation. The Company has made significant progress in reducing the environmental impact of its operations over the last 15 years. This has occurred as a result of changes in manufacturing processes, the installation of specialized equipment to treat/eliminate the materials being discharged and the implementation of standardized practices such as ISO 14001.

Management’s Discussion and Analysis

The production of pulp and paper products is capital intensive. The Company estimates it must spend approximately $35 million to $40 million per year on capital expenditures to avoid degradation of its current operations.

Because of the relatively high fixed cost component of certain manufacturing processes, especially in pulp and paper, the operations are 24/7 with target efficiency in the 80-85% range. Failure to operate at these levels jeopardizes the continued existence of a mill. Producers are forced to operate the facilities at “full” rate even when demand is not sufficient to absorb all of the output. This can lead to oversupply and lower prices, further increasing the inherent cyclicality of the industry.

TRADE RESTRICTIONS / LUMBER EXPORT TAXES

The Company’s manufacturing operations are located primarily in Canada. However, sales into the Canadian market represented only 20% of consolidated sales in 2010. As such, the Company’s financial results are highly dependent on its ability to sell its products into the “export” markets. Tariffs and trade barriers that reduce or prohibit the movement of our products across international borders constitute an ongoing risk. The agreement between Canada and the United States over softwood lumber is a case in point. On October 12, 2006, Canada and the United States entered into an agreement to govern the shipment of Canadian softwood lumber into the United States. As part of the agreement, the Company received a US $242 million payment on October 30, 2006, pertaining to the recovery of lumber duties on deposit with the Department of Commerce (DOC) that had accumulated since May 2002. The outcome was less than satisfactory. Through a combination of quotas and export taxes, the agreement will ensure that Canadian producers of softwood lumber will remain at a competitive disadvantage versus U.S. producers when it comes to accessing the U.S. market.

FINANCIAL RISKS / DEBT SERVICE

Of the total long-term debt of $301 million, 87% relates to the US $255 million senior secured notes maturing December 2018. The notes do not require periodic payments for principal amortization. Since the entire principal amount will become due on the maturity date, it is possible the Company will not have the required funds/liquidity to repay the principal due. The Company may require access to the public or private debt markets to issue new debt instruments to replace or partially replace the notes. There is no assurance that the Company will be able to refinance the notes on commercially acceptable terms. The Company’s objective is to maintain a relatively modest debt level.

TEMBEC Financial Report 2010

Evaluation of Disclosure Controls and Procedures

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures to provide reasonable assurance that material information relating to the Company has been made known to them and that information required to be disclosed in the Company’s annual filings, interim filings or other reports filed by it or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified by applicable securities legislation. The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s disclosure controls and procedures and have determined, based on that evaluation, that such disclosure controls and procedures are effective at the financial year end.

Internal Control Over Financial Reporting

The Company’s President and Chief Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have designed, or have caused to be designed under their supervision, internal control over financial reporting as defined under National Instrument 52-109 – Certification of Disclosure in Issuer’s Annual and Interim Filings, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with GAAP. The Company’s President and Chief

Executive Officer and the Company’s Executive Vice President, Finance and Chief Financial Officer have evaluated, or caused to be evaluated under their supervision, the effectiveness of the Company’s internal control over financial reporting and have determined, based on the criteria established in Enterprise Risk Management – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and on this evaluation, that such internal controls over financial reporting are effective at the financial year end.

Changes in Internal Controls

During the period covered by this report, there have been no changes that have materially affected, or are reasonably likely to materially affect Tembec’s internal control over financial reporting.

Oversight Role of Audit Committee and Board of Directors

The Audit Committee reviews the Company’s annual MD&A and related financial statements with management and the external auditors, and recommends their approval to the Board. Management and the internal auditor of the Company also present periodically to the committee a report of their assessment of the Company’s internal controls and procedures for financial reporting. The external auditor periodically prepares for management a report on internal control weaknesses identified during the course of the auditor’s annual audit, which is reviewed by the Audit Committee.

Additional Information

Additional information relating to Tembec, including the Annual Information Form, can be found on SEDAR at www.sedar.com and on the Company’s website at www.tembec.com.

Management

Responsibility

The consolidated financial statements and all information in the Financial Report are the responsibility of the Company’s management. The consolidated financial statements have been prepared by management in accordance with Canadian Generally Accepted Accounting Principles (GAAP) and, where necessary, include amounts which are based on best estimates and judgement. Financial information presented throughout the Financial Report is consistent with the data presented in the consolidated financial statements.

A system of internal accounting and administrative controls is maintained by management in order to provide reasonable assurance that transactions are appropriately authorized, assets are safeguarded and financial records are properly maintained to provide accurate and reliable financial statements.

The Company’s external auditors are responsible for auditing the consolidated financial statements and giving an opinion thereon. The external auditors also prepare for management a report on internal control weaknesses identified during the course of the annual audit. In addition, the Company employs internal auditors to evaluate the effectiveness of its systems, policies and procedures.

The Board of Directors has appointed an Audit Committee, consisting solely of independent directors, which reviews the consolidated financial statements and recommends their approval to the Board of Directors. The Committee meets periodically with the external auditors, the internal auditors and management to review their respective activities and the discharge of each of their responsibilities. Both the external and internal auditors have direct access to the Committee to discuss the scope of their audit work and the adequacy of internal control systems and financial reporting procedures.

The accompanying consolidated financial statements have been audited by the external auditors, KPMG LLP, whose report follows.

/s/ James M. Lopez	/s/ Michel J. Dumas

JAMES M. LOPEZ	MICHEL J. DUMAS
President and Chief Executive Officer	Executive Vice President, Finance and Chief Financial Officer

November 12, 2010